



# FRONTIER FUNDS, INC
## Consent of Directors

The undersigned, being all of the Directors of Frontier Funds, Inc., a Maryland corporation (Corporation), acting pursuant to Section 2-408(c) of the Maryland General Corporation Law, do hereby unanimously consent to the adoption of the following recitations and resolutions which shall (i) have the same force and effect as if adopted by unanimous vote at a duly noticed and legally convened meeting at which all directors of the Corporation were present and (ii) be effective as of April 1, 2008:

WHEREAS, The Directors, including a majority of the directors who are not "interested persons" have reviewed the form and coverage of Western Surety Company Bond, Policy No 0601 69687476 as amended and effective April 1, 2008 to March 31, 2009; and

WHEREAS, The custody and safekeeping of the Fund's securities are exclusively the obligation of US Bank, N.A., as Custodian for the Fund; and

WHEREAS, No employee of the Corporation or employee of the Advisor has access to the Fund's portfolio securities;

NOW, THEREFORE, BE IT RESOLVED, that the amount type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

BE IT FURTHER RESOLVED, that the secretary of the Fund be, and hereby is authorized to file or cause to be filed the Fidelity Bond with the Securities and Exchange Commission and give the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act, as amended.

IN WITNESS WHEREOF, the undersigned have executed this Consent of Directors as of the day and year first written above.

Kenneth W. Coshun

Kenneth W. Coshun

Amy L. Siesennop

Amy L. Siesennop

Thomas A. Siesennop

Thomas A. Siesennop

Michael A. Bernatz

Michael A. Bernatz





Western Surety Company

**RIDER**

It is hereby mutually agreed and understood by and between the Insured and WESTERN SURETY COMPANY, that instead of as originally written:

The address has been changed to read:

333 Bishops Way, Ste. 122
Brookfield WI 53005

No further changes other than above.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limits or conditions of the bond, except as hereinabove set forth.

This Rider becomes effective on the 21st day of January, 2008, at twelve and one minute o'clock a.m., standard time.

Attached to and forming part of bond No. 69687476 issued by WESTERN SURETY COMPANY of Sioux Falls, South Dakota, to Frontier Funds, Inc.

Signed this 21st day of January, 2008.

WESTERN SURETY COMPANY

By Paul T. Bruflat

Paul T. Bruflat, Senior Vice President

Form 128-4-2002

Wisconsin



# Western Surety Company

## DISHONESTY BOND
### (FOR ANY TYPE OF BUSINESS)

Bond No. __69687476__

In consideration of the agreed premium, Western Surety Company, a South Dakota corporation (the "Surety"), __Frontier Funds, Inc.__ hereby agrees to indemnify __130 E. CAPITOL DR., HARTLAND, WI  53029__ (the "Insured"), against any loss of money or other property which the Insured shall sustain or for which the Insured shall incur liability to any Customer or Subscriber of the Insured through any fraudulent or dishonest act or acts committed by any Employee or Employees of the Insured acting alone or in Collusion with others, the amount of indemnity on each of such Employees being

__ONE HUNDRED THOUSAND AND NO/100__ DOLLARS ( __$100,000.00__ ).

THE FOREGOING AGREEMENT IS SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

**TERM OF BOND:**

SECTION 1. The term of this bond begins with the __01__ day of __April__, __2004__, standard time at the address of the Insured above given, and ends at 12:00 o'clock night, standard time, on the effective date of the cancellation of this bond in its entirety.

**DISCOVERY PERIOD:**

SECTION 2. Loss is covered under this bond only (a) if sustained through any act or acts committed by any Employee of Insured while this bond is in force as to such Employee, and (b) if discovered prior to the expiration or sooner cancellation of this bond in its entirety as provided in Section 10, or from its cancellation or termination in its entirety in any other manner, whichever shall first happen.

**DEFINITION OF EMPLOYEE:**

SECTION 3. The word Employee or Employees, as used in this bond, shall be deemed to mean, respectively, one or more of the natural persons (except directors or trustees of the Insured, if a corporation, who are not also officers or employees thereof in some other capacity) while in the regular service of the Insured in the ordinary course of the Insured's business during the term of this bond, and whom the Insured compensates by salary or wages and has the right to govern and direct in the performance of such service, and who are engaged in such service within any of the States of the United States of America, or within the District of Columbia, Puerto Rico, the Virgin Islands, or elsewhere for a limited period, but not to mean brokers, factors, commission merchants, consignees, contractors, or other agents or representatives of the same general character.

**FRAUDULENT OR DISHONEST ACT:**

SECTION 4. A fraudulent or dishonest act of an Employee of the Insured shall mean an act which is punishable under the Criminal Code in the jurisdiction within which act occurred, for which said Employee is tried and convicted by a court of proper jurisdiction.

**MERGER OR CONSOLIDATION:**

SECTION 5. If any natural persons shall be taken into the regular service of the Insured through merger or consolidation with some other concern, the Insured shall give the Surety written notice thereof and shall pay an additional premium on any increase in the number of Employees covered under this bond as a result of such merger or consolidation computed pro rata from the date of such merger or consolidation to the end of the current premium period.

**NON-ACCUMULATION OF LIABILITY:**

SECTION 6. Regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Surety under this bond shall not be cumulative in amounts from year to year or from period to period.

**LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE:**

SECTION 7. With respect to loss or losses caused by an Employee or which are chargeable to such Employee as provided in Section 5 and which occur partly under this bond and partly under other bonds or policies issued by the Surety to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss or losses thereunder are

Form 1432-A-10-2002

discovered, the total liability of the Surety under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried under this bond on such loss or losses or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss or losses, if the latter amount be the larger.

SALVAGE:

SECTION 8. If the Insured shall sustain any loss or losses covered by this bond which exceed the amount of coverage provided by this bond, the Insured shall be entitled to all recoveries, except from suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Surety, by whomsoever made, on account of such loss or losses under this bond until fully reimbursed, less the actual cost of effecting the same; and less the amount of the deductible carried on the Employee causing such loss or losses; and any remainder shall be applied to the reimbursement of the Surety.

CANCELLATION AS TO ANY EMPLOYEE:

SECTION 9. This bond shall be deemed cancelled as to any Employee: (a) immediately upon discovery by the Insured, or by any partner or officer thereof not in collusion with such Employee, of any fraudulent or dishonest act on the part of such Employee; or (b) at noon, standard time as aforesaid, upon the effective date specified in a written notice mailed to the Insured. Such date shall be not less than fifteen days after the date of mailing. The mailing by the Underwriter of notice as aforesaid to the Insured at the address shown in this bond shall be sufficient proof of notice. Delivery of such written notice by the Underwriter shall be equivalent to mailing.

CANCELLATION OF BOND:

SECTION 10. This bond may be cancelled by the Insured by mailing to the Underwriter written notice stating when thereafter the cancellation shall be effective. This bond may be cancelled by the Underwriter by mailing to the Insured at the address shown in this bond written notice stating when, not less than thirty days thereafter, such cancellation shall be effective. The mailing of notice as aforesaid shall be sufficient proof of notice. Delivery of such written notice either by the Insured or by the Underwriter shall be equivalent to mailing.

If the Insured cancels, earned premium shall be computed in accordance with the customary short rate table and procedure. If the Underwriter cancels, earned premium shall be computed pro rata. Premium adjustment may be made at the time cancellation is effected or as soon as practicable after cancellation becomes effective, but payment or tender of unearned premium is not a condition of cancellation.

PRIOR FRAUD, DISHONESTY OR CANCELLATION:

SECTION 11. No Employee, to the best of the knowledge of the Insured, or of any partner or officer thereof not in collusion with such Employee, has committed any fraudulent or dishonest act in the service of the Insured or otherwise. If prior to the issuance of this bond, any fidelity insurance in favor of the Insured or any predecessor in interest of the Insured and covering one or more of the Insured's Employees shall have been cancelled as to any of such Employees by reason of (a) the discovery of any fraudulent or dishonest act on the part of such Employees, or (b) the giving of written notice of cancellation by the insurer issuing said fidelity insurance, whether the Surety or not, and if such Employees shall not have been reinstated under the coverage of said fidelity insurance or superseding fidelity insurance, the Surety shall not be liable under this bond on account of such Employees unless the Surety shall agree in writing to include such Employees within the coverage of this bond.

LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS:

SECTION 12. At the earliest practical moment, and at all events not later than fifteen days after discovery of any fraudulent or dishonest act on the part of any Employee by the Insured, or by any partner or officer thereof not in collusion with such Employee, the Insured shall give the Surety written notice thereof and within four months after such discovery shall file with the Surety affirmative proof of loss, itemized and duly sworn to, and shall upon request of the Surety render every assistance, not pecuniary, to facilitate the investigation and adjustment of any loss. No suit to recover on account of loss under this bond shall be brought before the expiration of two months from the filing of proof as aforesaid on account of such loss, nor after the expiration of fifteen months from the discovery as aforesaid of the fraudulent or dishonest act causing such loss. If any limitation in this bond for giving notice, filing claim or bringing suit is prohibited or made void by any law controlling the construction of this bond, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

PART-TIME OR TEMPORARY EMPLOYEES:

SECTION 13. The named Insured shall not at any time while this bond is in force direct any temporary or part-time Employee(s) to any subscriber's premises unless such Employee(s) is accompanied by a foreman who is in the regular employ of the Insured.

SIGNED, SEALED AND DATED March 31, 2004.

WESTERN SURETY COMPANY

By [signature]

Paul T. Bruflat, Senior Vice President

_ATTN: Amy_

# A.G.I.S.  INSURANCE  CENTER,  INC.
165 Bishops Way  Suite #120
Brookfield, WI   53005-6235
**(262)** 641-9800 or Fax **(262)** 641-9900

April 7, 2008

Frontier Funds
333 Bishops Way STE 122
Brookfield WI 53005

## ***PAYMENT RECEIPT***

| | |
|---|---|
| Policy number:  **69687476** | Company: CNA  Surety |
| Payment Amount:  **326.03** | Term:    **4-1-08 to 4-1-09** |
| Received by:  **check** | Date & Time: **04/07/08 1:55 PM** |

We thank you for your continued business with our agency.